August 13, 2019

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gregory Dundas, Esq., Attorney-Adviser
Division of Corporation Finance

Re:	IMAC Holdings, Inc.
Registration Statement on Form S-1 (No. 333-232820)

Ladies and Gentlemen:

On behalf of IMAC Holdings, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:30 p.m., Eastern time, on Wednesday, August 14, 2019, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc: Mr. Jeffrey S. Ervin

IMAC HOLDINGS, INC.

1605 Westgate Circle

Brentwood, Tennessee 37027

August 13, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gregory Dundas, Esq., Attorney-Adviser
Division of Corporation Finance

Re:	IMAC Holdings, Inc.
Registration Statement on Form S-1 (No. 333-232820)

Ladies and Gentlemen:

IMAC Holdings, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m., Eastern time, on Wednesday, August 14, 2019, or as soon as possible thereafter.

Very truly yours,

IMAC HOLDINGS, INC.

By:	/s/ Jeffrey S. Ervin
Jeffrey S. Ervin
Chief Executive Officer